UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934
For the month of March 2009
Commission File Number: 001-33328
XINHUA SPORTS & ENTERTAINMENT LIMITED
(formerly Xinhua Finance Media Limited)
(Translation of registrant’s name into English)
2201, Tower D, Central International Trade Center,
6A Jian Wai Avenue, Chaoyang District,
Beijing 100022, People’s Republic of China
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑       Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Xinhua Sports & Entertainment acquires long-term exclusive advertising rights to SXTV
On March 25, 2009, Xinhua Sports & Entertainment (“XSEL”; NASDAQ: XSEL; formerly Xinhua Finance Media), a leading media group in China, acquired Beijing Han Tang Yue Yi Culture Media Co. Limited, the sole advertising agent of Shaanxi TV Channel (“SXTV”), a nationwide free-to-air channel for a cash payment of US$22.59 million. The transaction gives XSEL up to 15-years of exclusive rights to provide advertising services and the right to provide content for SXTV, subject to regulatory approval.
Officially launched in 1997, SXTV is a free-to-air TV channel covering a population of approximately 600 million in China across all 35 provincial and tier-one cities, as of the end of 2008. In the fourth quarter of 2008, the channel rating ranked 22nd nationwide and ranked number one in the northwest region of China.
SXTV is based in Shaanxi province. In 2008, Shaanxi’s GDP growth rate ranked fourth among all provinces in China, an increase of 15.6% year over year to RMB685.1 billion. The province has maintained a double-digit growth in the last consecutive seven years.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

XINHUA SPORTS & ENTERTAINMENT LIMITED
By:	/s/ Fredy Bush
	Name:	Fredy Bush
	Title:	Chief Executive Officer

Date: March 25, 2009